Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Amendment No. 1 to the Registration Statement of Eagleline Acquisition Corp. (formerly known as Eagle Acquisition Corp.) (the “Company”) on Form S-1 of our report dated August 19, 2016, (except for Note 8 as to which the date is October 28, 2016), which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Eagleline Acquisition Corp. (formerly known as Eagle Acquisition Corp.) as of August 16, 2016, and for the period from May 9, 2016 (inception) through August 16, 2016, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp
New York, NY
October 28, 2016